Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
Bronco Drilling Company, Inc. Announces First Quarter Results
OKLAHOMA CITY, May 9, 2008 (BUSINESS WIRE)—Bronco Drilling Company, Inc., (Nasdaq/GM:BRNC), announced today financial and operational results for the three months ended March 31, 2008.
Consolidated Results
Revenues for the first quarter of 2008 were $62.3 million compared to $69.0 million for the fourth quarter of 2007 and $78.9 million for the first quarter of 2007. Net income for the first quarter of 2008 was $8.1 million compared to $6.4 million for the previous quarter and $11.4 million for the first quarter of 2007. The Company generated EBITDA of $25.9 million for the first quarter of 2008 compared to $24.6 million for the previous quarter and $31.0 million for the first quarter of 2007. The Company’s fully diluted earnings per share for the quarter ended March 31, 2008, were $0.31. This compares to fully diluted earnings per share of $0.25 for the previous quarter and $0.44 for the first quarter of 2007. Results for the first quarter of 2008 include a pre-tax gain of $4.7 million related to the sale and or contribution of rigs to Challenger Limited.
Land Drilling
Average operating land rigs for the first quarter of 2008 were 45 compared to 48 for the previous quarter and 51 for the first quarter of 2007. Revenue days for the quarter decreased to 2,848 from 3,250 for the previous quarter and from 3,631 for the first quarter of 2007. Utilization for the first quarter of 2008 was 69% compared to 73% for the previous quarter and 79% for the first quarter of 2007. Average daily cash margins for our land drilling fleet for the quarter ended March 31, 2008, were $7,333 compared to $8,747 for the previous quarter and $9,282 for the first quarter of 2007. Margins in the first quarter were adversely impacted due to maintaining crews on idle or under-utilized rigs.
Well Servicing
Average operating workover rigs for the first quarter of 2008 were 48 compared to 42 for the previous quarter and 24 for the first quarter of 2007. Revenue hours for the quarter increased to 23,865 from 20,089 for the previous quarter and from 12,047 for the first quarter of 2007. Utilization for the first quarter of 2008 was 77% compared to 75% for the previous quarter and 85% for the first quarter of 2007. Average hourly cash margins for our well servicing fleet for the quarter ended March 31, 2008, were $137 compared to $137 for the previous quarter and $146 for the first quarter of 2007. The company currently owns 58 workover rigs, 53 of which are operating with the remaining five under construction.
Challenger
Three of the rigs contributed or sold to Challenger are currently rigging up in Libya. Five of the rigs are in transit, and the remaining two will ship at the end of May. We expect all of the rigs to be operating by early third quarter. Challenger is currently trying to secure a debt facility to meet short-term capital needs including those related to start-up of the Bronco rigs and to mitigate downtime that has plagued the company’s operations due to past underinvestment in adequate rig supplies and spare equipment.
Utilization
During January, the company bid on an international tender utilizing some of its smaller, mechanical rigs. In anticipation of a potential successful bid, the company curtailed its marketing efforts on these rigs. The company could not attempt to contract the rigs in the interim between submission of the bid and the tender award due to timing conflicts which created a gap in activity. The company intends to continue to bid on international tenders and has earmarked its smaller, mechanical rigs as those most likely to be deployed abroad. As was the case in the first quarter, this strategy can have a negative short-term effect on utilization. We continue to believe this to be the most advisable course knowing that these rigs may work domestically in an environment characterized by high commodity prices, strong demand for rigs and moderate supply. However, these rigs can be difficult to market in a more challenging environment. We believe deploying these rigs internationally on multi-year contracts, if achievable, is a superior long-term course and is worth any mild, short-term ramifications.
Recent Events and Outlook
Subsequent to the end of the first quarter, the company signed 3 term contracts to move rigs to the Bakken Shale and anticipates signing a fourth in the coming weeks. The Bakken represents a new operating region for the company. One of the aforementioned rigs will be converted from a mechanical rig to electric in the company’s rig refurbishment yard during the second quarter. The company’s utilization for its land drilling fleet was 78% in April. The company anticipates a continued improvement in utilization and dayrates going forward as the appreciation in commodity prices drives robust incremental rig demand.
About Bronco Drilling
Bronco Drilling Company, Inc., a publicly held company headquartered in Edmond, Oklahoma, is a provider of contract land drilling services and workover services to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The Nasdaq Global Market under the symbol “BRNC.” For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Bronco Drilling Company, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share par value)

	March 31,	December 31,
	2008	2007
ASSETS	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$3,034	$5,721
Receivables
Trade and other, net of allowance for doubtful accounts of $1,639 and $1,834 in 2008 and 2007, respectively	56,114	61,499
Contract drilling in progress	2,638	2,128
Income tax receivable	1,191	1,191
Current deferred income taxes	695	775
Current maturities of note receivable	3,888	—
Prepaid expenses	1,502	705

Total current assets	69,062	72,019

PROPERTY AND EQUIPMENT — AT COST
Drilling rigs and related equipment	452,887	510,962
Transportation, office and other equipment	40,550	41,942

	493,437	552,904
Less accumulated depreciation	89,023	86,274

	404,414	466,630

OTHER ASSETS
Goodwill	23,909	23,908
Note receivable, less current maturities	5,855	—
Investments	76,820	—
Restricted cash and deposit	2,802	2,745
Intangibles, net, and other	2,990	3,303

	112,376	29,956

	$585,852	$568,605

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$18,964	$16,715
Accrued liabilities	17,215	19,280
Current maturities of long-term debt	66,078	1,256

Total current liabilities	102,257	37,251

LONG-TERM DEBT, less current maturities	5,333	66,862

DEFERRED INCOME TAXES	72,535	68,063

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 100,000 shares authorized; 26,270 and 26,031 shares issued and outstanding at March 31, 2008 and December 31, 2007	263	262

Additional paid-in capital	299,344	298,195

Retained earnings	106,120	97,972

Total stockholders’ equity	405,727	396,429

	$585,852	$568,605

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Three Months Ended March 31,
	2008	2007
	(Unaudited)
REVENUES
Contract drilling revenues, including 0% and 4% to related parties	$54,073	$74,501
Well service	8,223	4,403
Gain on Challenger transactions	4,707	—

	67,003	78,904

EXPENSES
Contract drilling	33,190	40,800
Well service	4,943	2,642
Depreciation and amortization	11,925	11,205
General and administrative	5,739	4,693

	55,797	59,340

Income from operations	11,206	19,564

OTHER INCOME (EXPENSE)
Interest expense	(1,226)	(1,268)
Interest income	734	48
Equity in income of investment	1,845	—
Other	141	143

	1,494	(1,077)

Income before income taxes	12,700	18,487
Income tax expense	4,552	7,101

NET INCOME	$8,148	$11,386

Income per common share-Basic	$0.31	$0.44

Income per common share-Diluted	$0.31	$0.44

Weighted average number of shares outstanding-Basic	26,265	25,907

Weighted average number of shares outstanding-Diluted	26,287	25,909

Non-GAAP Financial Measures
This press release includes a presentation of average daily cash margin for our land drilling fleet, average hourly cash margin for our well servicing fleet and EBITDA which are not financial measures recognized under generally accepted accounting principles, or GAAP. Average daily cash margin is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, minus well service revenue, plus well service expense, income tax expense, other expense, general and administrative expense and depreciation and amortization, and divided by revenue days for the period. Average hourly cash margin is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, minus contract drilling revenue, plus contract drilling expense, income tax expense, other expense, general and administrative expense and depreciation and amortization, and divided by revenue hours for the period. EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus interest expense, income tax expense and depreciation and amortization. We have presented average daily cash margin, average hourly cash margin and EBITDA because we use these metrics as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider these metrics to be important indicators of the operational strength of our business. A limitation of these metrics, however, is that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that average daily cash margin, average hourly cash margin and EBITDA provide useful information to our investors regarding our performance and overall results of operations. Neither average daily cash margin, average hourly cash margin nor EBITDA is intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, none of these metrics is intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.
The following presents a reconciliation of average daily cash margin and EBITDA to net income, the most directly comparable GAAP financial measure (in thousands, except revenue days and average daily cash margin):

	Three Months Ended		Three Months Ended
	March 31,		December 31,
	2008	2007	2007
	(Unaudited)		(Unaudited)
Reconciliation of average daily cash margin to net income:
Net income	$8,148	$11,386	$6,424
Well service revenue	(8,223)	(4,403)	(7,189)
Well service expense	4,943	2,642	4,447
Income tax expense	4,552	7,101	3,566
Other expense	(6,201)	1,077	1,011
General and administrative	5,739	4,693	7,247
Depreciation and amortization	11,925	11,205	12,923

Drilling margin	20,883	33,701	28,429

Revenue days	2,848	3,631	3,250

Average daily cash margin	$7,333	$9,282	$8,747

	Three Months Ended		Three Months Ended
	March 31,		December 31,
	2008	2007	2007
	(Unaudited)		(Unaudited)
Reconciliation of average hourly cash margin to net income:
Net income	$8,148	$11,386	$6,424
Contract drilling revenue	(54,073)	(74,501)	(61,777)
Contract drilling expense	33,190	40,800	33,349
Income tax expense	4,552	7,101	3,566
Other expense	(6,201)	1,077	1,011
General and administrative	5,739	4,693	7,247
Depreciation and amortization	11,925	11,205	12,923

Well service margin	3,280	1,761	2,743

Operating hours	23,865	12,047	20,089

Average hourly cash margin	$137	$146	$137

	Three Months Ended		Three Months Ended
	March 31,		December 31,
	2008	2007	2007
	(Unaudited)		(Unaudited)
Calculation of EBITDA:
Net income	$8,148	$11,386	$6,424
Interest expense	1,226	1,268	1,690
Income tax expense	4,552	7,101	3,566
Depreciation and amortization	11,925	11,205	12,923

EBITDA	$25,851	$30,960	$24,603

Important Information
On January 23, 2008, Bronco Drilling Company, Inc. entered into a merger agreement with Allis-Chalmers Energy Inc. (“Allis-Chalmers”), providing for the acquisition of Bronco by Allis-Chalmers. In connection with the proposed merger, Allis-Chalmers filed a registration statement on Form S-4 (Registration No. 333-149326) with the Securities and Exchange Commission (the “SEC”) on February 20, 2008, and filed an amendment to such registration statement on Form S-4 with the SEC on March 27, 2008, which registration statement contains a joint proxy statement/prospectus of both companies. Allis-Chalmers and Bronco may file other relevant documents concerning the proposed merger, including any amendments to such registration statement. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.
The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444.
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Allis-Chalmers and Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of each company in connection with the merger. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Information about the directors and executive officers of Bronco and their ownership of Bronco common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger.
THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.
Cautionary Note Regarding Forward-Looking Statements
The information in this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, comments pertaining to anticipated continued improvement in utilization and dayrates, and anticipated international operations. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, commodity price fluctuations, barriers to entry in international markets, operating hazards and other factors described in Bronco Drilling Company, Inc’s. Annual Report on Form 10-K filed with the SEC on March 8, 2007 and other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Bronco cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.

Contact:	Bob Jarvis Investor Relations Bronco Drilling Company (405) 242-4444 EXT: 102 bjarvis@broncodrill.com